Exhibit 99.8

Consent of independent registered public accounting firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2021 of Western Copper and Gold Corporation of our report dated March 24, 2022, relating to the consolidated financial statements, which appears in the Exhibit incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statement on Form F10/A (No. 333-241689) of Western Copper and Gold Corporation of our report dated March 24, 2022 referred to above. We also consent to reference to us under the heading "Interests of Experts," which appears in the Annual Information Form included in the Exhibit incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statement.

signed "PricewaterhouseCoopers LLP"

Chartered Professional Accountants

Vancouver, British Columbia, Canada

March 24, 2022

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.